FORM 6-K

SECURITIES & EXCHANGE COMMISSION

Washington, DC 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

Of the Securities Exchange Act of 1934

For the month of  February 2007

PACIFIC HARBOUR CAPITAL LTD.

(formerly Venture Pacific Development Corp.)

(Translation of registrant’s name into English)

Suite 1502, 543 Granville Street

Vancouver, B.C.   V6C 1X8

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F

X

Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes

X

No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-27608.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PACIFIC HARBOUR CAPITAL LTD.

By:	"Thomas Pressello"
Thomas Pressello,
President and CEO

Dated:  February 28, 2007

Encl.

Interim Consolidated Financial Statements as at December 31st, 2006

Management Discussion & Analysis

Section 302 CEO Certification

Section 302 CFO Certification

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PACIFIC HARBOUR CAPITAL LTD.

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2006

(Stated in Canadian Dollars)

(Unaudited – Prepared by Management)

PACIFIC HARBOUR CAPITAL LTD.

To the shareholders:

The accompanying consolidated balance sheets of Pacific Harbour Capital Ltd. as at December 31, 2006 and the consolidated statements of loss and deficit and cash flows for the period ended have not been audited or reviewed by our auditors.

PACIFIC HARBOUR CAPITAL LTD.

INTERIM CONSOLIDATED BALANCE SHEETS

December 31, 2006 and March 31, 2006

(Stated in Canadian Dollars)

(Unaudited – Prepared by Management)

	31-Dec-06	31-Mar-06
ASSETS:	(unaudited)	(audited)
Current:
Cash and cash equivalents	$ 380,030	$ 430,349
Marketable securities	103,893	152,382
Prepaid expenses and deposits	12,571	16,119
Land held for resale-Note 3	321,291	317,605
	817,785	916,455

Capital assets, net-Note 4	15,836	18,541
	$ 833,621	$ 934,996

LIABILITIES:
Current:
Accounts payable and accrued liabilities- Note 5	$ 117,543	$ 173,458

SHAREHOLDERS’ EQUITY:
Capital stock-Note 6	7,616,876	7,616,876
Contributed surplus	271,479	271,479
Deficit	(7,172,277)	(7,126,817)
	716,078	761,538

	$ 833,621	$ 934,996

APPROVED BY THE DIRECTORS:

“Thomas Pressello” ,Director	“Michael Reynolds” ,Director
Thomas Pressello	Michael Reynolds

PACIFIC HARBOUR CAPITAL LTD.

INTERIM CONSOLIDATED STATEMENTS OF INCOME (LOSS) AND DEFICIT

For the Third Quarter Ended December 31, 2006 and 2005

(Stated in Canadian Dollars)

(Unaudited – Prepared by Management)

	Third Quarter		Cumulative
	3 months Ended	3 months Ended	9 months Ended	9 months Ended
	31-Dec-06	31-Dec-05	31-Dec-06	31-Dec-05
Revenue
Interest income	2,714	1,098	8,993	3,067
Gain on sale of marketable securities	3,875	61,340	102,436	62,775
	6,589	62,438	111,429	65,842

General and Administrative Expenses- Schedule 1	(64,132)	(78,690)	(182,335)	(220,336)

Income (Loss) Before Other Items	(57,543)	(16,252)	(70,906)	(154,494)

Other Items
Gain on settlement of debts	-	-	25,446	-
Stock option expenses	-	(77,370)	-	(77,370)

Net Income (Loss) from continuing operations	(57,543)	(93,622)	(45,460)	(231,864)

Income (loss) from discontinued operations	-	-	-	-

Net income (loss) for the period	(57,543)	(93,622)	(45,460)	(231,864)

Retained Earnings (Deficit) Beginning of Period	(7,114,734)	(7,165,694)	(7,126,817)	(7,027,452)

Retained Earnings (Deficit) End of Period	$ (7,172,277)	$ (7,259,316)	$ (7,172,277)	$ (7,259,316)

Basic income (loss) per share from continuing	($0.01)	($0.01)	($0.01)	($0.03)
operations
Basic income (loss) per share from discontinued	$ 0.00	$ 0.00	$ 0.00	$0.00
operations
Basic and diluted loss) per share for the period	($0.01)	($0.01)	($ 0.01)	($0.03)

Weighted average number of shares outstanding	7,247,703	7,247,703	7,247,703	7,247,703

PACIFIC HARBOUR CAPITAL LTD.

INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS

For the Third Quarter Ended December 31, 2006 and 2005

(Stated in Canadian Dollars)

(Unaudited – Prepared by Management)

	Third Quarter		Cumulative
	3 months Ended	3 months Ended	9 months Ended	9 months Ended
	31-Dec-06	31-Dec-05	31-Dec-06	31-Dec-05
Operating Activities
Net (loss) income from continuing operations	$ (57,543)	$ (93,622)	$ (45,460)	$ (231,864)

Non-cash items:
Gain on sale of marketable securities	(3,875)	(61,340)	(102,436)	(62,775)
Amortization	386	1,919	2,704	5,755
Stock option expenses	-	77,370		77,370

Changes in non-cash working capital:
Prepaid expenses and deposits	-	(6,029)	3,548	933
Accounts payable and accrued liabilities	(1,781)	(13,711)	(55,915)	(18,455)
	(62,813)	(95,413)	(197,559)	(229,036)
Financing Activities
	-	-	-	-
	-	-	-	-
Investing Activities
Expenditure on land held for resale	-	-	(3,686)	(4,958)
Insurance proceeds from asset stolen	-	-	-	1,518
Net proceeds from promissory note receivable	-	-	-	4,999
Net proceeds from sale of marketable securities	73,728	87,028	233,858	109,464
Investment in marketable securities	-	(30,000)	(82,932)	(30,000)
	73,728	57,028	147,240	81,023

Change In Cash from Continuing Operations	10,915	(38,385)	(50,319)	(148,013)

Change In Cash from Discontinued Operations	-	-	-	-

Cash (Bank Indebtedness), Beginning Of Period	369,115	251,476	430,349	361,104

Cash (Bank Indebtedness), End Of Period	$ 380,030	$ 213,091	$ 380,030	$ 213,091

Represented by:
Cash from Continuing Operations	380,030	213,091	380,030	213,091
Cash from Discontinuing Operations	-	-	-	-
	380,030	213,091	380,030	213,091

Schedule I

PACIFIC HARBOUR CAPITAL LTD.

INTERIM CONSOLIDATED SCHEDULES OF

 GENERAL AND ADMINISTRATIVE EXPENSES

For the Third Quarter Ended December 31, 2006 and 2005

(Stated in Canadian Dollars)

(Unaudited – Prepared by Management)

	Third Quarter		Cumulative

	3 months Ended	3 months Ended	9 months Ended	9 months Ended
	31-Dec-06	31-Dec-05	31-Dec-06	31-Dec-05
General and administrative expenses

Audit	-	6,050	-	6,050
Administration recovery	(8,741)	(12,000)	(36,741)	(33,933)
Amortization-capital assets	386	1,919	2.704	5,755
Bank charges	142	164	428	431
Corporate accounting	6,430	6,180	18,790	18,502
Filing fees	3,570	1,055	8,814	7,019
Legal and professional fees	-	10,696	12,535	14,109
Licence and dues	-	-	2,001	2,001
Management fees	6,000	6,000	18,000	38,250
Office and general	5,392	5,785	12,948	16,703
Promotion and advertising	702	10,740	548	12,076
Rent and utilities	25,695	18,088	61,065	54,778
Shareholder info and investor relations	-	-	2,550	2,460
Transfer agent fees	909	706	5,708	4,691
Wages and benefits	23,647	23,307	72,985	71,444

	64,132	78,690	182,335	220,336

PACIFIC HARBOUR CAPITAL LTD.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2006

(Stated in Canadian Dollars)

(Unaudited – Prepared by Management)

Note 1

Nature of  Operations

Pacific Harbour Capital Ltd., formerly Venture Pacific Development Corporation, is a public company, which was incorporated on March 8, 1986 under the British Columbia Business Corporations Act.  Its common shares are traded on the TSX Venture Exchange and on the OTC Bulletin Board.  The Company's primary business is investments in marketable securities, land held for resale and investments in private companies in the development stage. Currently the Company holds investment in a 133-acre parcel of land in Pemberton, B.C., Canada and various marketable securities.

During fiscal 2004, the Company through a wholly owned US subsidiary, disposed of its principal asset, a parcel of land located in Pahrump, Nevada. In fiscal 2003, the Company disposed of its assets relating to the vehicle leasing business; and the Company disposed of its 50% joint venture interest in the Pemberton Junction gas station/convenience store. The operation of the vehicle leasing business is presented as discontinued operations within these consolidated financial statements.

Note 2

Significant Accounting Policies

The unaudited interim consolidated financial statements are prepared by the Company in accordance with Canadian generally accepted accounting principles. The preparation of financial data is based on accounting policies and practices consistent with those used in the annual audited financial statements. These interim consolidated financial statements do not include all the disclosures included in the Company’s annual financial statements. Accordingly, these interim financial statements should be read in conjunction with the Company’s annual consolidated financial statements.

Because a precise determination of many assets and liabilities is dependent upon future events, the preparation of financial statements for a period necessarily involves the use of estimates that have been made using careful judgement. Actual results may differ from these estimates.

The interim consolidated financial statements have, in management’s opinion, been properly prepared within reasonable limits of materiality and within the framework of the significant accounting policies summarized below:

Pacific Harbour Capital Ltd.

Notes to the Interim Consolidated Financial Statements

December 31, 2006 – Page 2

(Stated in Canadian Dollars)

(Unaudited – Prepared by Management)

Note 2

 Significant Accounting Policies- (cont’d)

a)

Principle of Consolidation

These consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries: 345384 BC Ltd, Venture Pacific Development Capital Ltd., Venture Pacific Vehicle LeaseCorp Inc., VenPac Nevada I, Inc. and Venture Pacific Development USA Ltd.

All inter-company transactions and balances have been eliminated.

b)

Marketable-Securities

Marketable securities are carried at the lower of cost and fair market value.

c)

Land Held for Resale

Land held for resale is carried at the lower of cost and net realizable value. The cost of the land includes certain direct and indirect costs including property taxes. To the extent that costs are determined to exceed net realizable value they will be written down accordingly.

d)

Capital Assets and Amortization

Capital assets are recorded at cost. Amortization has been calculated using the following annual rates and methods:

Computer equipment

30% declining balance

Office furniture

20% declining balance

Software

50% declining balance

e)

Investment

Investment is carried at cost. To the extent that cost exceeds net realizable value it will be written down accordingly.

f)

Basic and Diluted Loss per Share

Basic earnings or loss per share are computed by dividing the loss for the year by the weighted average number of common shares outstanding during the year. Diluted earnings per share reflect the potential dilution that could occur if potentially dilutive securities

Pacific Harbour Capital Ltd.

Notes to the Interim Consolidated Financial Statements

December 31, 2006 – Page 3

(Stated in Canadian Dollars)

(Unaudited – Prepared by Management)

Note 2

 Significant Accounting Policies- (cont’d)

were exercised or converted to common stock. The dilutive effect of options and warrants and their equivalent is computed by application of the treasury stock method and the effect of convertible securities by the “if converted” method. Fully diluted amounts are not presented when the effect of the computations are anit-dilutive due to the losses incurred. Accordingly, there is no difference in the amounts presented for basic and diluted loss per share.

g)

Foreign Currency Translation

Monetary assets and liabilities denominated in foreign currencies are translated into Canadian dollars at rates of exchange in effect at the date of the consolidated balance sheet. Non-monetary assets, liabilities and other items recorded in income arising from transactions denominated in foreign currencies, are translated at rates of exchange in effect at the date of the transaction. Resulting exchange gains or losses are included in income when incurred.

h)

Fair Market Value of Financial Instruments

The carrying values of cash and cash equivalents and accounts payable and accrued liabilities approximate fair value because of the short-term maturity of those instruments. Marketable securities exceed their stated cost. Unless otherwise noted, it is management’s opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments.

i)

Stock-Based Compensation Plan

On January 1, 2004, the Company adopted the amended CICA Handbook Section3870-“Stock-based Compensation and Other Stock-based Payments”. Under this method, the Company must account for compensation expense based on the fair value of rights granted under its stock-based compensation plan. Compensation costs attributable to share options granted to employees, directors and officers is measured at fair value at the grant date, and expensed over the expected exercise time with a corresponding increase in contributed surplus. Upon exercise of stock options, consideration paid by the option holder, together with the amount previously recognized in contributed surplus, is recorded as an increase to share capital.

Pacific Harbour Capital Ltd.

Notes to the Interim Consolidated Financial Statements

December 31, 2006 – Page 4

(Stated in Canadian Dollars)

(Unaudited – Prepared by Management)

Note 3

     Land Held for Resale

As of December 31, 2006, the Company’s land held for resale consists of one Pemberton land parcel. The Company capitalized property taxes and other costs.

	Dec. 31, 2006	Mar.31, 2006
Balance, beginning of the period	317,605	312,646
Property taxes	3,686	4,959
Other costs	-	-
	321,291	317,605
Less: land sold during the period	-	-
Total land held for resale	321,291	317,605

Note 4

     Capital Assets

			Dec 31 2006	March 31 2006
	Cost	Accumulated Amortization	Net	Net
Computer Equipment	29,538	21,884	7,654	9,277
Office Furniture	20,635	12,453	8,182	9,264
Software	4,170	4,170	-	-

	54,343	38,507	15,836	18,541

Note 5

      Discontinued Operations

On January 24, 2003 the Company sold the business and assets of its wholly owned subsidiary, Venture Pacific Vehicle LeaseCorp Inc. for $550,000 and recorded a loss of $200,525 on the sale. Income related to Venture Pacific Vehicle LeaseCorp Inc. has been disclosed as income from discontinued operations. The consolidated balance sheets include the following amounts related to discontinued operations of Venture Pacific Vehicle LeaseCorp Inc.

	Dec 31, 2006	Mar. 31, 2006

Accounts Payable	28,958	28,958
	28,958	28,958

Pacific Harbour Capital Ltd.

Notes to the Interim Consolidated Financial Statements

December 31, 2006 – Page 5

(Stated in Canadian Dollars)

(Unaudited – Prepared by Management)

Note 6    Share Capital

a)

Authorized:

100,000,000 common shares without par value

100,000,000 preferred shares without par value

b) Issued:	Number	Amount
Balance, March 31, 2003	7,247,703	$ 7,616,876
Common shares issued	-	-

Balance, March 31, 2006 and December 31, 2006	7,247,703	$ 7,616,876

c)

Commitments:

Stock-Based Compensation Plan

The Company has a stock option plan (the “Plan”) for executives, employees and consultants whereby a maximum of 10% of the issued shares will be reserved for issuance under the Plan. Options are granted with an exercise price determined by the Board of directors, which may not be less than the market price of the Company’s stock on the date of the grant. The vesting provisions are determined by the Board of Directors and are defined in each stock option agreement.

Information regarding the Company’s outstanding stock options is summarized as follows:

	Number	Weighted Average Exercise Price
Outstanding and exercisable at March 31, 2005	879,028	$0.39
Granted	502,014	$0.24
Cancelled	(402,014)	$0.24

Outstanding and exercisable at March 31, 2006 and December 31, 2006	979,028	$0.24

Pacific Harbour Capital Ltd.

Notes to the Interim Consolidated Financial Statements

December 31, 2006 – Page 6

(Stated in Canadian Dollars)

(Unaudited – Prepared by Management)

On December 31, 2006 there were 979,028 stock options outstanding entitling the holders thereof the right to purchase one common share for each option held as follows:

Number of Shares	Exercise Price	Expiry Date
427,014	$0.24	December 13, 2007
50,000	$0.30	December 16, 2007
502,014	$0.24	December 07, 2010

979,028

Note 7    Related Party Transactions

For the nine months ended December 31, 2006 and 2005, the Company was charged the following expenses by directors or companies with common directors:

	2006	2005
Administration recovery	(36,741)	(33,933)
Legal and professional fees	-	1,755
Management fees and salaries	18,000	38,250
	(18,741)	6,072

These charges were measured by the exchange amount, which is the amount agreed upon by the transacting parties and are on terms and conditions similar to non-related entities.

Note 8

Differences Between Canadian and US Generally Accepted Accounting Principles

These consolidated financial statements have been prepared in accordance with generally accepted accounting principles (“GAAP”) in Canada which differ in certain respects with those principles and practices that the Company would have followed had its financial statements been prepared in accordance with GAAP in the US.

The material differences between Canadian and US GAAP, which affect the Company’s results of operations and financial position, are summarized as follows:

A)

Accounting for Start-up Activities

Under US GAAP, the carrying costs of holding properties including property taxes would not be eligible for capitalization to the properties held for resale and would be expensed as incurred.

Pacific Harbour Capital Ltd.

Notes to the Interim Consolidated Financial Statements

December 31, 2006 – Page 7

(Stated in Canadian Dollars)

(Unaudited – Prepared by Management)

Note 8

 Differences Between Canadian and US Generally Accepted Accounting Principles- (cont’d)

B)

Stock-based Compensation

The Company grants stock options at exercise prices equal to the fair market value of the Company’s stock at the date of the grant. Pursuant to APB No.25 and SFAS No.123, the compensation charge associated with non-employee’s options has been recorded in reconciling items for the year ended March 31, 2003 and earlier. Subsequent to March 31, 2003, the Company has adopted the policy to expense all stock option benefits in accordance with SFAS No. 123 and to apply this change under the modified prospective method with no retroactive restatement of the prior year in accordance with the transitional provisions of SFAS No. 148. The Company has adjusted the opening Contributed Surplus to reflect the cumulative expense of employee stock options previously reported on a pro forma basis.

C)

Marketable Securities

Under US GAAP, securities that are acquired principally for the purpose of selling them in the near term are classified as trading securities. Unrealised holding gains and losses for trading securities shall be included in earnings and reported for the period.

The impact of these material differences on the consolidated financial statements is as follows:

	3 Months ended December 31,	Year ended March 31,
	2006	2006
Net Income (loss) for the period per Canadian GAAP	$(57,543)	$(99,365)
Capitalized holding costs	(3,686)	(4,959)
Unrealised gain (loss) on trading securities -C	7,900	(102,749)

Net loss for the period	$(53,329)	$(207,073)

Basic loss per share per US GAAP	$(0.01)	$(0.03)

Consolidated Balance Sheets	December 31, 2006	March 31, 2006
Balance Sheets	$833,621	$934,996
Capitalized holding costs	(19,339)	(15,653)
Marketable securities increase -C	-	139,701

Total Assets per US GAAP	$814,282	$1,059,044

Total Liabilities per Canadian and US GAAP	$117,543	$173,458

Pacific Harbour Capital Ltd.

Notes to the Interim Consolidated Financial Statements

December 31, 2006 – Page 8

(Stated in Canadian Dollars)

(Unaudited – Prepared by Management)

Note 8

 Differences Between Canadian and US Generally Accepted Accounting Principles- (cont’d)

	December 31, 2006	March 31, 2006
Shareholders’ Equity
Deficit, end of period per Canadian GAAP	$(7,172,277)	$(7,126,817))
Capitalized holding costs	(19,339)	(15,653)
Stock-based compensation	-	(35,600)
Unrealised gain on trading securities	-	139,701

Deficit, end of period per US GAAP	$(7,191,616)	$(7,038,369)
Share capital per Canadian and US GAAP	7,616,876	7,616,876
Contributed surplus (additional paid-up capital)	271,479	271,479
Additional paid-up capital	-	35,600

Shareholders’ equity per US GAAP	696,739	885,856

Total liabilities and shareholders’ equity	$ 814,282	$ 1,059,044

Note 9

Subsequent Events

On January 17, 2007, the Company announced that it has entered into an agreement with respect to the sale of the 133-acre parcel of land in Pemberton, British Columbia. The sale will be completed on March 8, 2007 subject to the removal of the Purchaser’s conditions on or before March 1, 2007. The gross proceeds of the sale will be $742,000 CAD.

Note 10

Comparative Figures

Certain comparative figures have been reclassified to conform to the financial statements presentation adopted for the current period.

PACIFIC HARBOUR CAPITAL LTD.

Management Discussion and Analysis

THIRD QUARTER REPORT-December 31, 2006

This Management’s Discussion and Analysis of Pacific Harbour Capital Ltd. provides analysis of Pacific Harbour Capital Ltd.’s financial results for the third quarter ended December 31, 2006. The following information should be read in conjunction with the accompanying unaudited financial statements and the notes to the unaudited financial statements.

A.1

Date of Report: February 26, 2007

A.2

Overall Performance

Nature of Business and Overall Performance

Pacific Harbour Capital Ltd. (“the Company”) was incorporated under the British Columbia Business Corporation Act. Its common shares are publicly traded on the TSX Venture Exchange under the symbol “PCF”. Pacific Harbour Capital Ltd is a Vancouver based investment company involved in investment in land/real estate, marketable securities and various business ventures. The Company invests and divests itself of assets as determined by the general economic environment and health of the relevant sectors. Currently the Company holds investment in a 133-acre parcel of land in Pemberton, B.C. Canada and various marketable securities.

For the three months ended December 31, 2006, the Company reported a gain of $3,875 from sale of marketable securities. The Company did not engaged in any other investing activities in the quarter. As of December 31, 2006, the Company continued to hold marketable securities of $103,893 at cost with a fair market value of $116,418.

In this quarter, the Company reported a net loss of $57,543 or $0.01 loss per share and with accumulated deficit of $7,172,277 since inception. Management continues to search and identify potential business ventures and investments in order to improve operations and increase shareholders’ value.

As of December 31, 2006, the Company had cash and cash equivalents of $380,030 and working capital of $700,242. The Company had no long-term debt.

1.3 Results of Operations For the Three Months and Nine Months Ended December 31, 2006

Revenue

For the three months ended December 31, 2006, the Company generated investment revenue of $6,589 as compared to $62,438 in Q3 of 2005, a decrease of 89%. During the period, $3,875 of the revenue was attributable to realized gain from sale of marketable securities as compared to $61,340 for the same period last year. The remaining was attributable to interest income. The decline in revenue was mainly due to reduced return from the sale of marketable securities in the quarter.

Cumulatively for the nine months period ended December 31, 2006, the Company reported total revenue of $111,429 as compared to $65,842 for the same period last year. Revenue is comprised of $102,436 (nine months ended December 31, 2005-$62,775) from realized gain on sale of marketable securities and $8,993 (nine months ended December 31, 2005-$3,067) from interest income. The increase in revenue was primarily due to realized gain on sale of marketable securities during the nine months period ended December 31, 2006.

PACIFIC HARBOUR CAPITAL LTD.

Management Discussion and Analysis

THIRD QUARTER REPORT-December 31, 2006

General and Administrative Expenses

General and administrative expenses in the three months ended December 31, 2006 decreased to $64,132 from $78,690 in the three months ended December 31, 2005. The decrease in the current period resulted primarily from decrease in legal and audit expenses. For the nine months period, general and administrative expenses reduced to $182,335 from $220,336 respectively.  The reduction was mainly attributable to reduction in management fees and promotion expenses.

Other Items

During the nine months period ended December 31, 2006 the Company reached an agreement with respect to a lawsuit and reported a gain on debt settlement of $25,446 (nine months ended December 31, 2005-$nil).

Stock-option expenses decreased to $nil from $77,370 in the nine months period ended December 31, 2005. In Q3 2005, the Company granted stock options to employees and directors. The stock options were accounted for in accordance with the fair value method of accounting for stock-based compensation. The fair value of these options was estimated at the date of grant using the Black-Scholes option pricing model and expensed during the vested periods.

Net Income (Loss)

The Company reported a net loss of $57,543 or $0.01 loss per share for the third quarter ended December 31, 2006 as compared to a net loss of $93,622 or $0.01 loss per share in the comparable quarter last year. For the nine months period, the Company reported a net loss of $45,460 or $0.01 loss per share as compared to a net loss of $231,864 or $0.03 loss per share in the comparative nine months period.

1.4 Transactions with Related Parties

During the nine months period ended December 31, 2006, the Company paid $18,000 (2005: $38,250) management fee to a company controlled by a director and officer of the Company for management services.

The Company received $36,741 (2005: $33,933) in fees from a related company that has a director and officer in common. Fees were paid for shared office facilities and staffing costs.

All the above charges are on terms and conditions similar to non-related parties.

1.5 Summary of Quarterly Information

Quarterly financial data for the eight most recently completed quarters is provided below.

	Q4 Mar 31, 2005	Q1 June 30, 2005	Q2 Sept 30, 2005	Q3 Dec 31, 2005	Q4 Mar 31, 2006	Q1 June 30, 2006	Q2 Sept 30, 2006	Q3 Dec 31, 2006
Total Revenues	$12,285	$802	$1,167	$1,098	$218,571	$101,956	$2,884	$6,589

PACIFIC HARBOUR CAPITAL LTD.

Management Discussion and Analysis

THIRD QUARTER REPORT-December 31, 2006

Income or loss before discontinued operations and extraordinary items:

Total	$(55,141)	$(71,706)	$(66,536)	$(93,622)	$132,499	$37,086	$(25,003)	$(57,543)
Per Share	$(0.01)	$(0.01)	$(0.01)	$(0.01)	$0.02	$0.00	$0.00	$(0.01)
Per Share Fully Diluted	$(0.01)	$(0.01)	$(0.01)	$(0.01)	$0.02	$0.00	$0.00	$0.00

Net income or loss:

Total	$(55,141)	$(71,706)	$(66,536)	$(93,622)	$132,499	$37,086	$(25,003)	$(57,543)
Per Share	$(0.01)	$(0.01)	$(0.01)	$(0.01)	$0.02	$0.00	$0.00	$(0.01)
Per Share Fully Diluted	$(0.01)	$(0.01)	$(0.01)	$(0.01)	$0.02	$0.00	$0.00	$(0.01)

General Discussion of Quarterly Results

Income and loss

Significant changes in key financial data for net income or loss during the quarters are as follows:

During the first quarter ended June 30, 2006, the net income of $37,086 consisted of a gain on sale of marketable securities of $98,561.

During the last quarter ended March 31, 2006, the net income of $132,499 consisted of a gain on sale of marketable securities of $154,611 and a gain on settlement of accounts payable of $37,000.

1.6 Liquidity and Capital Resources

On December 31, 2006, working capital decreased by $42,755 from $742,997 on March 31, 2006 to $700,242. The decrease was attributable to net operating loss during the nine months period.

For the nine months ended December 31, 2006, the Company had negative cash outflow of $197,559 from operating activities as compared to $229,036 negative cash outflow from the same period last year. From an operating standpoint, the Company continues to rely on proceeds from sale of investment or property to remedy operating deficiency. The Company did not engage in any financing activities in the nine months period ended December 31, 2006.

PACIFIC HARBOUR CAPITAL LTD.

Management Discussion and Analysis

THIRD QUARTER REPORT-December 31, 2006

Net cash used in investing activities was $50,319 in the nine months ended December 31, 2006 as compared to $148,013 in the same period last year. The Company had proceeds from disposition of marketable securities of $233,858 as compared to $109,464 of dispositions from the same period last year. The Company also purchased $82,932 of marketable securities as compared to $30,000 in the nine months ended December 31, 2005. The Company has no plan for any material capital expenditure in the coming year.

1.7 Contingent liabilities and Lawsuit

The Company is currently involved with one court case, which it plans to defend vigorously. The court case involves another law firm engaged by the previous management. The firm claims outstanding legal fees of approximately $32,000. The Company is in the process of contesting the amount through the court and deems it unreasonable. This legal fee has been accrued in the financial statement in full.

1.8 Off-Balance Sheet Arrangements

The Company has no material off-balance sheet arrangement such as guarantee contracts, contingent interest in assets transferred to an entity, derivative instruments obligations and any obligations that trigger financing, liquidity, market or credit risk to the Company.

1.9 Contractual Obligations  and Commitments

As of December 31, 2006, the Company had no long-term debt, capital lease obligations, purchase obligations and contractual obligations and commitments. The Company, however, had renewed its lease and entered into a five-year lease commitment for office space at $58,185 per annum until March 31, 2012.

1.10 Financial instruments and Risk Factors

As of December 31, 2006 the Company held $103,893 in marketable securities, which are valued at the lower of cost and fair market value. These marketable securities are exposed to market volatility and may result in risk of loss in value. Other financial instruments, which include cash and cash equivalents, accounts payable were not exposed to any financial instruments risks since their fair value approximates their carrying values.

Business or investment risks

The Company is subject to risks of venturing into businesses or investments that are not profitable and may result in additional debt costs and contingent liabilities.

PACIFIC HARBOUR CAPITAL LTD.

Management Discussion and Analysis

THIRD QUARTER REPORT-December 31, 2006

1.11 Outlook

Identifying profitable business ventures and investments will be the main task for the Company in order to achieve profitable operations. The Company’s mandate is to improve operations in order to increase shareholders’ value.

1.12 Disclosure Controls and Procedures

The Company performed an evaluation under the supervision of the Company’s management including the chief executive officer and financial controller of the effectiveness and design and operation of the Company’s disclosure and control procedures as of the end of the financial quarter ended December 31, 2006. Based on that evaluation, the Company’s management concluded that the Company’s disclosure controls and procedures were effective as of the ended of December 31, 2006 and provided reasonable assurance that information required to be disclosed by the Company in the 2006 annual filings was recorded, summarized and reported within the regulated time period. The Company’s management identified no change in the Company’s internal control over financial reporting that occurred for the financial quarter ended December 31, 2006 and that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

1.13 Share Capital Outstanding

Authorized Capital

100,000,000 common shares without par value

100,000,000 preferred shares without par value

Issued and outstanding

7,247,703 common shares as at December 31, 2006

SECTION 302 CERTIFICATION

I,  Thomas Pressello, certify that:

1.

I have reviewed the quarterly financial statements of Pacific Harbour Capital Ltd. as at December 31, 2006;

2.

Based on my knowledge, these statements do not contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by these statements;

3.

Based on my knowledge, the financial statements, and other financial information included in these statements, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in these statements;

4.

The registrant’s other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the registrant and have:

(a) designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which these statements are being prepared;

(b) evaluated the effectiveness of the registrant’s disclosure controls and procedures and presented in these statements our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by these statements based on such evaluation; and

(c) disclosed in these statements any change in the registrant’s internal control over financial reporting that occurred during the period covered by the annual report that has materially affected, or is reasonably likely to materially affect, the registrant’s internal control over financial reporting; and

5.

The registrant’s other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant’s auditors and the audit committee of the registrant’s board of directors (or persons performing the equivalent functions):

(a) all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant’s ability to record, process, summarize and report financial information; and

(b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal controls over financial reporting.

Dated: February 28, 2007

“Thomas Pressello”

Name: Thomas Pressello
President and Chief Executive Officer

SECTION 302 CERTIFICATION

I,  Michael Reynolds, certify that:

1.

I have reviewed the quarterly financial statements of Pacific Harbour Capital Ltd. as at December 31, 2006;

2.

Based on my knowledge, these statements do not contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by these statements;

3.

Based on my knowledge, the financial statements, and other financial information included in these statements, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in these statements;

4.

The registrant’s other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the registrant and have:

(a) designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which these statements are being prepared;

(b) evaluated the effectiveness of the registrant’s disclosure controls and procedures and presented in these statements our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by these statements based on such evaluation; and

(c) disclosed in these statements any change in the registrant’s internal control over financial reporting that occurred during the period covered by the annual report that has materially affected, or is reasonably likely to materially affect, the registrant’s internal control over financial reporting; and

5.

The registrant’s other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant’s auditors and the audit committee of the registrant’s board of directors (or persons performing the equivalent functions):

(a) all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant’s ability to record, process, summarize and report financial information; and

(b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal controls over financial reporting.

Dated: February 28, 2007
“Michael Reynolds”

Name: Michael Reynolds
Director and Acting Chief Financial Officer